Exhibit 12
CENTERPOINT ENERGY, INCORPORATED AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Nine Months Ended
	September 30,
	2006	2007
Net Income	$365	$291
Income taxes	25	154
Interest included in income taxes	—	(5)
Capitalized interest	(5)	(18)

	385	422

Fixed charges, as defined:

Interest	451	461
Interest included in income taxes	—	5
Capitalized interest	5	18
Interest component of rentals charged to operating income	13	12

Total fixed charges	469	496

Earnings, as defined	$854	$918

Ratio of earnings to fixed charges	1.82	1.85